March 8, 2019

Filed via EDGAR

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Dear Sir:

Pursuant to the requirements of Rule 17g-1(1) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), I enclose herewith the following documents:

1.              A copy of the fidelity bond for Pacific Global ETF Trust; and

2.              A certification of the resolutions of a majority of the Board of Trustees who are not “interested persons” of the above referenced investment company approving the amount, type, form and coverage of the bond and the premium to be paid.

In addition, the bond premium has been paid for the coverage period January 2, 2019 through January 2, 2020.

Please do not hesitate to contact me at (949) 219-3391 or via e-mail to joseph.lallande@pacificlife.com with any questions you may have regarding the filing.

Sincerely,

/s/ J.G. Lallande

J.G. Lallande

Assistant Secretary

Pacific Global Advisors LLC

840 Newport Center Drive, 7th Floor

Newport Beach, CA  92660

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IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department

Great American Insurance Group

Five Waterside  Crossing

Windsor, CT 06095

(860)  298-7330

(860)  688-8188  fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

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IMPORTANT INFORMATION TO POLICYHOLDERS

CALIFORNIA

TO OBTAIN INFORMATION OR TO MAKE A COMPLAINT

In the event you need to contact someone about this Policy for any reason please contact your agent. If you have additional questions, you may contact the insurance company issuing this Policy at the following address and telephone number:

Great American Insurance Group

Administrative Offices

301 East 4th Street

Cincinnati, OH 45202

Or you may call the toll-free telephone number for information or to make a complaint at:

1-800-972-3008

If you have a problem with your insurance company, its agent or representative that has not been resolved to your satisfaction, please call or write to the Department of Insurance.

California Department of Insurance

Consumer Services Division

300 South Spring Street, South  Tower

Los Angeles, California 90013

1-800-927-4357

213-897-8921 (if calling from within the Los Angeles area) 1-800-482-4833 (TDD Number)

Written correspondence is preferable so that a record of your inquiry can be maintained. When contacting your agent, company or the Bureau of Insurance, have your Policy Number available.

ATTACH THIS NOTICE TO YOUR POLICY

This notice is for information only and does not become a part or condition of the attached document.

SDM-705 (Ed. 11/08)

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FI 75 10 (Ed. 11/16)

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS	Bond No. FS E426067 00 01
Item 1. Name of Insured (herein called Insured): Pacific Global ETF Trust

Principal Address:	840 Newport Center Drive 7th Floor Newport Beach, CA 92660

Item 2. Bond Period: from 12:01 a.m. on 01/02/2019 to 01/02/2020 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-Fidelity	$350,000	$0
Insuring Agreement (B)-On Premises	$350,000	$25,000
Insuring Agreement (C)-In Transit	$350,000	$25,000
Insuring Agreement (D)-Forgery or Alteration	$350,000	$25,000
Insuring Agreement (E)-Securities	$350,000	$25,000
Insuring Agreement (F)-Counterfeit Currency	$350,000	$25,000
Insuring Agreement (G)-Stop Payment	$25,000	$5,000
Insuring Agreement (H)-Uncollectible Items of Deposit	$25,000	$5,000
Insuring Agreement (I)-Audit Expense	$25,000	$5,000
Insuring Agreement (J)-Telefacsimile Transmissions	$350,000	$25,000
Insuring Agreement (K)-Unauthorized Signatures	$25,000	$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-Computer Systems	$350,000	$25,000
Insuring Agreement (M)-Automated Phone Systems	$350,000	$25,000
Insuring Agreement (N)-Fraudulent Transfer Instructions	$350,000	$25,000

FI 75 10 (Ed. 11/16)	(Page 1 of 2)

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Investigative Costs Expense	$25,000	$5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801
Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS E426067 00 00

such termination or cancellation to be effective as of the time this Bond becomes effective.

FI 75 10 (Ed. 11/16)	(Page 2 of 2)

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FI 75 11 (Ed. 08/15)

INVESTMENT  COMPANY  BOND

The Underwriter, in consideration of an agreed premium, and  subject  to  the  Declarations  made  a  part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring  Agreements hereof to  which an amount  of  insurance  is  applicable as  set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)  Loss resulting from any dishonest or  fraudu- lent act(s), including Larceny or Embezzlement committed by an Employee, committed any- where and whether committed alone or in collusion with others, including loss of Prop- erty resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in  any  capacity  and  whether  so held gratuitously or  not  and  whether  or  not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall  mean  only  dishonest or fraudulent act(s) committed by such Em- ployee with the manifest intent:

(a)  to cause the Insured to sustain  such  loss; and

(b)  to obtain financial benefit for the  Em- ployee, or for any other person or or- ganization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

(B)  Loss of Property (occurring with or without negligence or violence) through robbery, bur- glary, Larceny, theft, holdup, or other fraudu- lent means, misplacement, mysterious unex- plainable disappearance, damage thereto or destruction thereof, abstraction or  removal from the possession,  custody  or  control  of the Insured, and loss of subscription, conver- sion, redemption or deposit privileges through the misplacement or loss  of  Property,  while  the Property is (or is supposed or believed by the Insured to be) lodged or  deposited  within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or  in  the mail or with a carrier for hire other than an armored motor vehicle company, for the pur- pose of transportation.

Offices and Equipment

(1)  Loss of or damage to furnishings,  fix- tures, stationary, supplies or equipment, within any of the Insured’s  offices  cov- ered under this Bond  caused  by  Larceny  or theft in, or by burglary, robbery  or hold-up of  such  office,  or  attempt thereat, or by vandalism or malicious mis- chief; or

(2)  loss through damage to any such office by Larceny or theft in, or by burglary,  rob-  bery or hold-up of such office or attempt thereat.

IN TRANSIT

(C)  Loss of Property (occurring with or without negligence or violence) through robbery, Lar- ceny, theft, hold-up, misplacement, mysteri- ous unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of trans- portation, such transit to begin  immediately upon receipt of such Property by the trans- porting person or persons, and to end imme- diately upon delivery thereof at destination.

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FORGERY OR ALTERATION

(D)  Loss through FORGERY or  ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promis- sory notes, or other  written promises,  orders or directions to pay  sums  certain  in  money  due bills,  money orders,  warrants, orders upon public treasuries, letters of credit,  writ- ten instructions, advices or applications di- rected to the Insured, authorizing or acknowl- edging the transfer, payment, delivery or re- ceipt of funds or  Property, which instructions  or advices or applications purport  to  have been signed or endorsed by  any  customer  of the Insured, shareholder or  subscriber  to shares, whether certificated or  uncertificated, of any Investment Company or by  any  financial or banking institution or  stock-broker but which instructions, advices or applications ei- ther bear the forged signature or  Endorse-  ment or have been altered without the knowl- edge and consent of such  customer, shareholder or subscriber to shares, whether certificated or uncertificated, of  an  Invest- ment Company, financial or  banking  institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for  Prop- erty and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or  not cov- erage for Insuring Agreement (F)  is  provided  for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name  of such fictitious payee or (b) procured in a transaction with the maker  or  drawer  thereof or with one acting as  an agent  of  such maker  or drawer  or  anyone  impersonating  another and made or drawn payable to the one so impersonated and endorsed by anyone  other than the one impersonated, shall be deemed to  be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signa-  tures.

SECURITIES

(E)  Loss sustained by the Insured, including loss sustained by reason of a violation of the con- stitution, by-laws, rules or regulations of any

Self Regulatory Organization of which the In- sured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the  Insured  had  been a member thereof,

(1)  through the Insured’s having, in good  faith and in the course of business, whether for  its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gra- tuitously or otherwise, purchased or oth- erwise acquired, accepted or received, or sold or delivered, or given any value, ex- tended any credit or assumed  any  liability, on the faith of, or otherwise  acted  upon, any securities, documents or other written instruments which prove to have been

(a)  counterfeited, or

(b)  forged as to the  signature  of  any maker, drawer, issuer, endorser, as- signor, lessee, transfer agent or regis- trar, acceptor, surety or  guarantor  or  as to the signature  of  any  person signing in any other capacity, or

(c)  raised or otherwise altered, or lost, or stolen, or

(2)  through the Insured’s having, in good  faith and in the course  of  business,  guaranteed in writing or witnessed any signatures whether for valuable consideration or  not and whether or not such guaranteeing or witnessing is ultra vires the Insured,  upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorse- ments or other obligations upon or in connection with any securities,  documents or other written  instruments  and  which pass or purport to pass title to such se- curities, documents or other written in- struments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on  or  in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instru- ments shall be deemed to mean original (in- cluding original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary

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course  of  business,  transferable  by  delivery of such agreements with any necessary En- dorsement or assignment.

The word “counterfeited” as used in this In- suring Agreement shall  be  deemed  to  mean  any security, document or other written in- strument which is intended  to  deceive  and  to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signa-  tures.

COUNTERFEIT CURRENCY

(F)  Loss through the receipt by  the  Insured,  in good faith, of any counterfeited money  or- ders or altered  paper  currencies  or  coin  of the United States of America or  Canada issued or purporting to have been  issued  by  the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP PAYMENT

(G)  Loss against any and all sums which the  In-  sured shall become obligated to pay by  reason of the Liability imposed upon  the  Insured  by  law for damages:

For having either complied with or failed to comply with any written notice of any cus- tomer, shareholder or subscriber of the  In- sured or any Authorized  Representative  of such customer, shareholder or subscriber  to stop payment of any check or draft made or drawn by such customer, shareholder or sub- scriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by  any  customer,  shareholder or subscriber of the Insured, or any  Autho-  rized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H)  Loss resulting from payments of dividends or fund shares, or  withdrawals  permitted  from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible items of Deposit of a customer, shareholder or sub- scriber credited by the Insured or the  In-  sured’s agent to such customer’s, sharehol- der’s or subscriber’s Mutual Fund Account: or loss resulting from any item of Deposit pro- cessed through an Automated Clearing House which is reversed by the customer,  sharehol- der or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest  accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange  privileges”  if  all  Fund(s)  in the exchange program are insured  by  a Great American Insurance Company of Cin- cinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions be- tween Fund(s) the minimum number of days of deposit within  the  Fund(s)  before  withdrawal as declared in the  Fund(s)  prospectus  shall begin from the date a deposit was first cred- ited to any Insured Fund(s).

AUDIT EXPENSE

(I)  Expense incurred by the Insured  for  that  part of the costs of audits or  examinations  re- quired by any governmental regulatory au- thority to be conducted either by such  au- thority or by an independent accountant by reason of the discovery of  loss  sustained  by the Insured through any dishonest or fradulent act(s), including Larceny  or  Embezzlement  of any of the Employees. The total liability of the Underwriter for such expense by reason  of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination  is  limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such  expense  shall be deemed to be a loss  sustained  by  the Insured through any dishonest or fraudulent act(s), including Larceny or  Embezzlement  of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement

(A) in Item 3 of the Declarations.

TELEFACSIMILE TRANSMISSIONS

(J)  Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmis- sion directed to the Insured, authorizing or

FI 75 11 (Ed. 08/15)	(Page 3 of 13)

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acknowledging the transfer, payment, or de- livery of funds or  property, the  establishment  of a credit, debiting of any account, or  the giving of value by the Insured, but only if such telefacsimile instructions:

(1)  bear a valid test key exchanged  between  the Insured and a customer or another financial institution with authority to  use such test key for Telefacsimile instruc- tions in the ordinary course  of  business,  but which test key has been wrongfully obtained by a person who was not au- thorized to initiate, make, validate or au- thenticate a test key arrangement; and

(2)  fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are trans- mitted without the  knowledge  or  consent of such customer or  financial institution by  a person other than such customer or fi- nancial institution and which bear a forged signature.

“Telefacsimile” means a system of trans- mitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its com- munication room for the purposes of re- producing a copy of  said  document.  It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

UNAUTHORIZED SIGNATURES

(K)  Loss resulting directly from the Insured having accepted, paid or cashed any check or with- drawal order, draft, made or drawn on a cus- tomer’s account which bears the signature or Endorsement of one other than a  person  whose name and signature is on  the  applica- tion on file with the Insured as a signatory on such account.

It shall be a condition precedent to the In- sured’s right to recovery under this Insuring Agreement that the Insured  shall  have  on  file signatures of all persons who are au- thorized signatories on such account.

GENERAL  AGREEMENTS

(A)  ADDITIONAL OFFICES OR EMPLOYEES- CON- SOLIDATION OR MERGER-NOTICE

(1)  If the Insured shall, while this Bond is  in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their  establishment,  respectively. No notice to the Underwriter of an in- crease during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be  paid  for  the  remainder  of such premium period.

(2)  If an Investment Company, named as In- sured herein, shall, while this Bond is in  force, merge or consolidate with, or pur- chase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

(B)  No statement made by or on behalf of the Insured, whether  contained  in  the  application or otherwise, shall be deemed to be a  war-  ranty of anything except that it is true  to  the best of the knowledge and belief of  the  per- son making the statement.

COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Cov- erages now or hereafter forming part of this Bond)

(C)  The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in de- fense, whether or not successful, whether  or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the lnsured’s liability or alleged liability on account

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of any loss, claim or damage which, if estab- lished against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)  an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)  an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)  in the absence of (1) or (2) above an ar- bitration panel agrees, after a review of an agreed statement of facts, that an Em- ployee would be found guilty of dis- honesty if such Employee were prosecut- ed.

The Insured shall promptly give notice to the Underwriter of any such suit or legal pro- ceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Under- writer to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selec-

tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal pro- ceeding.

If the Insured’s liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is ap- plicable, the liability of the Underwriter under this General Agreement is limited to that per- centage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the ap- plicable Insuring Agreement.

FORMER EMPLOYEE

(D)  Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Sec- tion:

(a)  Employee means:

(1)  any of the Insured’s officers, partners, or employees, and

(2)  any of the officers or employees of any predecessor of the Insured whose princi- pal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such pre- decessor, and

(3)  attorneys retained by the Insured to per- form legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attor- neys are performing such services for the Insured, and

(4)  guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)  directors or trustees of the Insured, the investment advisor, underwriter (distribu- tor), transfer agent, or shareholder ac- counting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or

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appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)  any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)  each natural person, partnership or cor- poration authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless in- cluded under Sub-section (9) hereof, and

(8)  those persons so designated in section 15, Central Handling of Securities, and

(9)  any officer, partner or Employee of

(a)  an investment advisor,

(b)  an underwriter (distributor),

(c)  a transfer agent or shareholder ac- counting record-keeper, or

(d)  an administrator authorized by written agreement to keep financial and/or other required records, for an Invest- ment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Com- pany named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Invest- ment Company provided that only Em- ployees or partners of a transfer agent, shareholder accounting record- keeper or administrator which is an affiliated person as defined in the In- vestment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the ad- viser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary person- nel or processors as set forth in Sub- Sections (6) and (7) of Section 1 (a) and their partners, officers and em- ployees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or repre- sentatives of the same general char- acter shall not be considered Employ- ees.

(b)  Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bul- lion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certif- icates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, includ- ing books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumer- ated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a pre- decessor’s declared financial condition at the time of the Insured’s consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any pur- pose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)  Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, or for any purpose.

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(d)  Larceny and Embezzlement as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)  Items of Deposit means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)  loss effected directly or indirectly by means of forgery or alteration of, on or in any in- strument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b)  loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)  loss, in time of peace or war, directly or indirectly caused by or resulting from the ef- fects of nuclear fission or fusion or radioac- tivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)  loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Em- ployee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)  loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agree- ment (A), (E) or (F).

(f)  loss resulting from any violation by the In- sured or by any Employee

(1)  of law regulating (a) the issuance, purchase or sale of securities, (b) securities trans- actions upon Security Exchanges or over the counter market, (c) Investment Com- panies, or (d) Investment Advisors, or

(2)  of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)  loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said ar- mored motor vehicle company for the benefit of users of its service, and (c) all other insur- ance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s ser- vice, and then this Bond shall cover only such excess.

(h)  potential income, including but not limited to interest and dividends, not realized by the In- sured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i)  all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j)  loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)  to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger pro-

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vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)  to do damage to the premises or Property of the Insured, except when covered un- der Insuring Agreement (A).

(k)  all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond un- less such indemnity is provided for under In- suring Agreement (I).

(l)  loss resulting from payments made or with- drawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or repre- sentative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)  any loss resulting from Uncollectible Items of Deposit which are drawn from a financial in- stitution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and

(7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzle- ment committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all pa- pers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Under- writer shall not be liable hereunder for loss sus- tained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after dis- covery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply not- withstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss here- under shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in Gen- eral Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twen- ty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation per- mitted by such law.

Discovery occurs when the Insured

(a)  becomes aware of facts, or

(b)  receives written notice of an actual or poten- tial claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to as- sume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

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SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of ac- counts or other  records  used  by  the  Insured  in the  conduct of  its business, for the loss of  which  a claim shall be made hereunder, shall be deter- mined by the average market value of such Prop- erty on the business day next preceding the dis- covery of such loss; provided, however, that the value of any  Property  replaced  by  the  Insured prior to the payment  of  claim  therefor  shall  be the actual market value at the time of  replace-  ment; and further provided  that  in  case  of  a  loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, con- version, redemption or  deposit  privileges,  the  value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not dis- covered until after their expiration. If no  market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property con- sisting of books of accounts  or  other  records used by the Insured in the conduct of its business,  the Underwriter  shall  be  liable  under  this  Bond only if such books or records are actually repro- duced and then for not more  than  the  cost  of  blank books, blank pages or other  materials  plus  the cost of labor for the actual transcription or copying of data  which  shall  have  been  furnished by the Insured in order to  reproduce such books  and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage  to  any  office  of  the  Insured,  or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall  not be  liable  for more than the actual cash value thereof, or  for  more than the actual cost of their replacement or repair. The Underwriter may, at its  election,  pay such actual cash value  or  make  such  replacement or repair. If the Underwriter and  the  Insured can- not agree upon such cash value or such cost or replacement or  repair,  such  shall  be  determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which  is  in  excess  of  the  limit  stated in Item 3 of  the  Declarations of  this Bond,  the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the In- sured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value  of  which  do not exceed the Deductible Amount (at the  time  of the discovery of the loss) and for which the Underwriter may at its sole discretion  and  option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Under- writer against all loss or expense that the Under- writer may sustain because of  the  issuance  of  such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Under- writer may issue or arrange for the issuance of  a Lost Instrument Bond or Bonds to effect replace- ment thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual pre- mium charged therefor, said  proportion being equal to the  percentage  that  the  Deductible Amount bears to the value of the securities upon discovery of the loss,  and  that  it  will  indemnify  the issuer of said Lost Instrument Bond or Bonds against all loss and expense that  is  not  recover- able from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by  the  Insured  or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to  such  loss  from any source other than suretyship, insurance, re- insurance, security or  indemnity  taken  by  or  for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and  expenses of making same, shall be applied to reimburse the

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Insured in full  for  the  excess  portion  of  such loss, and the  remainder,  if  any,  shall  be  paid  first in reimbursement of the Underwriter and  there- after in reimbursement of  the  Insured  for  that  part of such loss  within  the  Deductible  Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond  shall continue in force for the limit stated in the applicable sections of  Item  3  of  the  Declarations of this Bond  notwithstanding  any  previous  loss for which the Underwriter may have paid or  be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of  premiums  which shall be payable or paid, the liability of the Underwriter under this Bond with  respect  to  all  loss resulting form

(a)      any one act of  burglary,  robbery  or  hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)      any one unintentional or negligent act  on  the  part of any  one person resulting in  damage to  or destruction or misplacement of  Property, shall be deemed to be one loss, or

(c)       all wrongful acts, other than those specified in

(a)above, of any  one  person shall  be  deemed to be one loss, or

(d)      all wrongful acts, other than those specified in

(a)  above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Em- bezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intention- ally or unintentionally, knowingly or unknowin- gly, directly or indirectly, aid  or  aids  in  any  way, or permits the continuation of, the dis- honest act or acts of any other person or persons shall be deemed to be  one  loss  with the act or acts of the persons aided, or

(e)  any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and  shall be  limited to the applicable Limit of Liability stated in Item 3 of the Declarations  of  this  Bond  irrespective of the total amount of such loss or losses and shall not be  cumulative  in  amounts  from  year to year or from period to period.

Sub-section (c) is  not  applicable  to  any  situation  to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PRO-  VIDED clause of Section 9 of this Bond which is recoverable or recovered in  whole  or  in  part under any other Bonds or Policies issued by the Underwriter to the Insured  or  to  any predecessor in interest of the Insured and terminated or can- celled or allowed to expire and in  which  the  pe- riod for discovery has not expired at the time any such loss thereunder is discovered, the total li- ability of the Underwriter under  this  Bond  and  under other Bonds or  Policies shall not exceed, in  the aggregate, the amount carried  hereunder  on such loss or the amount available to the Insured under such other Bonds, or Policies, as  limited  by the terms and conditions  thereof,  for  any  such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity  against  any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for  such  amount  of  such  loss which is in excess of  the  amount  of  such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond ap- plicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be  liable  under  any  of  the Insuring Agreements of  this  Bond  on  account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total  Liabil- ity, unless the amount  of  such loss, after deduct- ing the net amount of all reimbursement and/or recovery obtained or made by the insured,  other than from any Bond or  Policy of  insurance issued  by an insurance company and  covering  such  loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount  set  forth in  Item  3 of the Declarations hereof (herein called Deduct-

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ible Amount) and then for  such excess only, but in  no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost  Instrument  Bonds  as  set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any In- vestment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by  furnishing  written  notice  specifying the termination date which cannot be prior to  90 days after the receipt of such written  notice  by each Investment Company named  as  Insured  and the Securities and Exchange Commission, Wash- ington, D.C. The  Insured  may  terminate  this  Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the  In- sured shall furnish written notice to the Securities and Exchange Commission, Washington,  D.C.  prior to 90 days before the effective date of the ter- mination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the ter- mination cannot be effective  prior  to  90  days after receipt of written notice by all other Invest- ment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any  one  Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or  other  liquidator  or  by State or Federal officials, or immediately upon the filing of a petition under any State  or  Federal  statute relative to bankruptcy or reorganization  of the Insured, or assignment for the benefit of creditors of the  Insured,  or  immediately  upon such Insured ceasing to exist, whether through merger into another entity, or by  disposition of  all  of its assets.

This Bond will terminate as to any registered management investment company upon the ex- piration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned  pre- mium computed as short rates in accordance with the standard short rate cancellation tables if ter-

minated by the Insured or  pro  rata  if  terminated  for any other reason.

This Bond shall terminate

(a)      as to any Employee as soon as any partner, officer or supervisory Employee of the In- sured, who is not in collusion with such Em- ployee, shall learn of any dishonest or fraudu- lent act(s), including Larceny  or  Embezzlement on the part of such Employee without  preju- dice to the  loss  of  any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after  written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b)     as to any Employee 90 days after receipt  by each Insured and by the Securities and Ex- change Commission of a written  notice  from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c)  as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after  the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such per- son has committed any dishonest  or  fraudu- lent act(s), including  Larceny  or  Embezzlement in the service of the Insured or otherwise, whether such act  be  committed  before  or after the time this Bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION

OR CANCELLATION

At any time prior to the  termination  or  cancella- tion of this Bond as an entirety, whether by the Insured or the  Underwriter,  the  Insured  may  give to the Underwriter notice that it desires under this Bond an additional period of 12 months  within which to discover loss sustained by  the  Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

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(a)  on the effective date of any other insurance obtained by the Insured, its successor in busi- ness or any other  party, replacing  in  whole  or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its ef- fective date, or

(b)     upon takeover of  the  Insured’s  business  by any State or Federal official or agency, or  by  any receiver or liquidator, acting or  appointed for this purpose without the necessity of the Underwriter giving notice  of  such  termination. In the  event that such additional period of  time  is terminated, as provided above, the Under- writer shall refund any unearned premium.

The right to  purchase  such  additional  period  for the discovery of loss  may  not  be  exercised  by  any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for  the  operation  or  for the liquidation thereof or for any other pur- pose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities  established  and  maintained  by Depository Trust Company, Midwest Deposi- tory Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein  as  effec- tive by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers,  partners,  clerks and other employees of the New York Stock Exchange,  Boston  Stock  Exchange,  Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose  name  is  registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any em- ployee of any recognized service company, while such officers, partners, clerks and other employ- ees and employees of  service  companies  per- form services for such Corporations in the op- eration of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable  on  account  of any loss(es) in connection with the  central handling  of securities within the systems established and maintained by such Corporations, unless such  loss(es) shall be in excess of the amount(s) recov- erable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter  shall  be  liable hereunder only for  the  Insured’s  share  of such excess loss(es), but  in  no  event  for  more than the Limit of Liability applicable hereunder.

For the purpose of  determining  the  Insured’s  share of excess loss(es) it  shall  be  deemed  that  the Insured has an interest in any certificate re- presenting any security included within such sys- tems equivalent to the  interest  the  Insured  then  has in all certificates representing the same secu- rity included within such systems and that such Corporation shall use their best judgment in ap- portioning the amount(s) recoverable  or  recov- ered under any Bond or Policy of insurance in- demnifying  such  Corporations  against  such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate en- tries in the books and records of such Corpora- tions in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered  in  the  ra- tio that the value of  each  such  interest  bears  to  the total value of all such interests and that the Insured’s share of  such  excess  loss(es)  shall  be the amount of the Insured’s interest in such Prop- erty in excess of the amount(s)  so  apportioned to the Insured by such Corporations.

This Bond does not afford coverage in  favor  of such Corporations or  Exchanges  or  any  nominee  in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any  loss(es)  within the systems, an assignment of such of the  In- sured’s rights and causes of action as it may have against such Corporations  or  Exchanges  shall  to the extent of such payment, be  given  by  the  Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

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SECTION 16. ADDITIONAL COMPANIES

INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)      the total liability of the  Underwriter hereunder for loss or losses sustained  by  any  one  or more or all of them shall  not  exceed the  limit for which the Underwriter would be liable hereunder if all such loss were  sustained  by any one of them.

(b)  the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and  shall be deemed to be  the agent of  the others for such purposes and for the giving or re- ceiving of any notice required  or  permitted to be given by the terms  hereof,  provided  that  the Underwriter shall furnish each named In- vestment Company with a copy of  the  Bond  and with any  amendment  thereto,  together with a copy of each formal filing of the set- tlement of each such claim prior to the ex- ecution of such settlement,

(c)       the Underwriter shall  not  be  responsible  for the proper application of any payment made hereunder to said first named Insured,

(d)      knowledge possessed or discovery  made  by any partner, officer or  supervisory  Employee of any Insured shall for the purpose  of  Sec- tion 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e)  if the first named Insured ceases for any rea- son to be covered under this Bond, then the Insured next named shall thereafter be con- sidered as the first named Insured for the purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF

CONTROL

Upon the Insured’s obtaining knowledge of  a transfer of its outstanding voting securities which results in a change in control (as set  forth  in Section 2(a) (9) of the Investment Company Act of

1940) of the  Insured,  the Insured shall  within thir- ty (30) days of such knowledge give  written  no- tice to the Underwriter setting forth:

(a)  the names of the transferors  and  transferees (or the names of the beneficial owners if the voting securities are requested in  another name), and

(b)  the total number of  voting  securities  owned  by the transferors and the transferees (or the beneficial owners), both  immediately  before and after the transfer, and

(c)  the total number of outstanding voting securi- ties.

As used in this  section,  control means  the  power to exercise a controlling influence over the man- agement or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond,  effective  upon the date of stock transfer for any loss  in  which any transferee is concerned or implicated.

Such notice is not  required  to  be  given  in  the case of an Insured which is an Investment Com- pany.

SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending  or  effec- ting same may not be  changed  or  modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a  part  hereof  over  the  signature  of the Underwriter’s Authorized Representative. When a Bond covers only one Investment  Com- pany no change or modification which would ad- versely affect the rights of the Investment Com- pany shall be effective prior to 60  days after written notification has been furnished to the Se- curities   and   Exchange   Commission,   Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to  the  effective date of any change or modification which would adversely affect the rights of such Investment Company.

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FI 88 01 (Ed. 10 11)

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition	Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7510 11-16		Investment Company Bond Dec Page
FI7511 08-15		Investment Company Bond Insuring Agreements
FI7337 08-15		California Premium Rider/Endorsement	1
FI7500 08-15		Revision To Section 12. Deductible - Loss Reporting Threshold	2
FI7503 08-15		Counterfeit Currency Revision	3
FI7504 08-15		Newly Created Investment Companies	4
FI7506 08-15		Insuring Agreement (L) Computer Systems	5
FI7507 08-15		Insuring Agreement (M) Automated Phone Systems	6
FI7516 11-16		Insuring Agreement (N) Fraudulent Transfer Instructions	7
FI7345 08-15		Confidential Information And Data Breach Clarifying Rider	8
FI7340 08-15		Economic And Trade Sanctions Clause
FI7341 04-17		In-Witness Clause
* If not at inception

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FI 73 37 (Ed. 08/15)

RIDER/ENDORSEMENT NO. 1

CALIFORNIA PREMIUM RIDER/ENDORSEMENT

To be attached to and form part of INVESTMENT COMPANY BOND

Bond/Policy No. FS E426067 00 01

In favor of                                                   Pacific Global ETF Trust

It is agreed that:

1.             In compliance with the ruling of the Commission of Insurance of the State of California and the opinion of the Attorney General of that State requiring that the premium for all Bonds or Policies be endorsed thereon, the basic premium charged for the attached bond/policy for the Bond/Policy Period:

From:	01/02/2019

To:	01/02/2020

Is:	One Thousand Nine Hundred Fifty Dollars and 00/100 Dollars ($1,950)

2.             Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond/policy other than as stated herein.

3.             This Rider/Endorsement shall become effective as of 12:01 a.m. on 01/02/2019 standard time.

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FI 75 00 (Ed. 08/15)

RIDER NO. 2

REVISION TO SECTION 12. DEDUCTIBLE - LOSS REPORTING THRESHOLD

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.               FS E426067 00 01

In favor of Pacific Global ETF Trust

It is agreed that:

1.             Conditions and Limitations - Section 12. Deductible is amended by adding the following paragraph:

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss which is in excess of $ 25,000. Such loss shall be of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter, the Insured shall file a brief statement with the Underwriter, giving the particulars concerning such loss.

2.             Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.             This Rider shall become effective as of 12:01 a.m. on 01/02/2019 standard time.

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FI 75 03 (Ed. 08/15)

RIDER NO. 3

COUNTERFEIT CURRENCY REVISION

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.               FS E426067 00 01

In favor of Pacific Global ETF Trust

It is agreed that:

1.             Insuring Agreement (F) Counterfeit Currency is deleted in its entirety and replaced by the following:

Insuring Agreement (F) Counterfeit Currency

Loss resulting directly from the receipt by the Insured, in good faith, of any counterfeit money.

2.             Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.             This Rider shall become effective as of 12:01 a.m. on 01/02/2019 standard time.

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FI 75 04 (Ed. 08/15)

RIDER NO. 4

NEWLY CREATED INVESTMENT COMPANIES

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.               FS E426067 00 01

In favor of Pacific Global ETF Trust

It is agreed that:

1.             Item 1. Named of Insured on the Declarations Page shall include any existing Investment Company or portfolios which are not listed under the Joint Insured Rider of the attached bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter, following the end of the Bond Period, a list of all newly created portfolios and copies of any prospectuses and statements of additional information relating to such newly created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

Following the end of the Bond Period, any newly created Investment Company or portfolio created during the Bond Period, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the bond by a Rider of this bond.

2.             It is further agreed that the following definition is added to Conditions and Limitations - Section 1. Definitions:

(g) Newly created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

3.             Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

4.             This Rider shall become effective as of 12:01 a.m. on 01/02/2019 standard time.

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FI 75 06 (Ed. 08/15)

RIDER NO. 5

INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.               FS E426067 00 01

In favor of Pacific Global ETF Trust

It is agreed that:

1.             The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)         entry of data into, or

(2)         change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

(a)  Property to be transferred paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)  an unauthorized account or a fictitious account to be debited or credited;

(3)         voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a)         cause the Insured or its agent(s) to sustain a loss, and

(b)        obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(c)         and further provided such voice instructions or advices:

(i)             were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii)          were electronically recorded by the Insured or its agent(s).

(4)         It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of

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the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.             As used in this Rider, Computer System means:

(a)         computers with related peripheral components, including storage components, wherever located,

(b)        systems and applications software,

(c)         terminal devices,

(d)        related communication networks or customer communication systems, and

(e)         related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.             In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

(a)         loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b)        loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design,  develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.             The following portions of the attached bond are not applicable to this Rider:

(a)         the initial paragraph of the bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond Period.”

(b)        Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability

(c)         Conditions and Limitations - Section 10. Limit of Liability

5.             The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.             All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed   by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.             The Limit of Liability for the coverage provided by this Rider shall be $ 350,000.

8.             The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 25,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

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9.             If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.      Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)         90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)        immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.      Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence:

Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12.      Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13.      Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14.      This Rider shall become effective as of 12:01 a.m. on 01/02/2019 standard time.

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FI 75 07 (Ed. 08/15)

RIDER NO. 6

INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.     FS E426067 00 01

In favor of Pacific Global ETF Trust

It is agreed that:

1.             The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS

Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

1.             Definitions: The following terms as used in this Insuring Agreement shall have the following meanings:

(a)         “APS Transaction” means any APS Redemption, APS Exchange or APS Election.

(b)        “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(c)         “APS Election” means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(d)        “APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(e)         “APS Designated Procedures” means all of the following procedures:

(1)         Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2)         Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

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(a)         Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks

(b)        Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3)         Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a)         Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)         Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)         Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

N/A

2.             Exclusions: It is further understood and agreed that this extension shall not cover:

(a)         Any loss covered under Insuring Agreement (A) Fidelity, of this bond;

(1)         The redemption of shares, where the proceeds of such redemption are made payable to other-than

(i)             the shareholder of record, or

(ii)          a person officially Designated to receive redemption proceeds, or

(iii)       a bank account officially Designated to receive redemption proceeds, or

(2)         The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i)             designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

(ii)          officially Designated, or

(iii)       verified by any other procedures which may be stated below in this Rider, or

(3)         The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4)         the Intentional failure to adhere to one or more APS Designated Procedures.

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2.             Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.             This Rider shall become effective as of 12:01 a.m. on 01/02/2019 standard time.

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FI 75 16 (Ed. 11/16)

RIDER NO. 7

INSURING AGREEMENT (N) FRAUDULENT TRANSFER INSTRUCTIONS

To be attached to and form part of the INVESTMENT COMPANY BOND

Bond No.     FS E426067 00 01

in favor of Pacific Global ETF Trust

1.             It is agreed that the following Insuring Agreement is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

(1)         The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)         such Customer,

(b)        an Employee acting on instructions of such Customer; or

(c)         another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)         The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)         The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)         The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)         For any transfer exceeding the amount set forth in item 7 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)         The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.             As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.             It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

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4.             The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a)         loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

(b)        loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)         each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)         the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.             For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6.             The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7.             The amount of any single transfer for which verification via a call back will be required is : $ 25,000.

8.             Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

9.             This rider shall become effective as of 12:01 a.m. on 01/02/2019 standard time.

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FI 73 45 (Ed. 08/15)

RIDER NO. 8

CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Investment Company

Bond Bond No. FS E426067 00 01

In favor of Pacific Global ETF Trust

It is agreed that:

1.             CONDITIONS AND LIMITATIONS, Section 2. Exclusions is amended to include:

Confidential Information:

Loss resulting from:

a)             Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be properly transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

b)            The use of another person’s or entity’s confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

Data Breach Costs:

Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person’s or entity’s confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals’ financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2.             Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions and limitations, or provisions of the attached bond other than as above stated.

3.             This Rider shall become effective as of 12:01 a.m. on 01/02/2019 standard time.

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FI 73 40 (Ed. 08/15)

THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CLAUSE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

FI 73 40 (Ed. 08/15)

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FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

Copyright Great American Insurance Co., 2009

FI 73 41 (Ed. 04/17)

Pacific Global ETF Trust

I, J.G. Lallande, do hereby certify that I am the duly elected, qualified and acting Assistant Secretary of Pacific Global ETF Trust (the “Trust”), a Delaware statutory trust, and I do hereby further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust as defined in the Investment Company Act of 1940, as amended, on December 11, 2018, as indicated below, and that such resolutions are in full force and effect as of the date hereof.

RESOLVED, that the Board of Trustees of the Trust have determined that Fidelity Bond to be issued by the Great American Insurance Company, in the amount of $350,000, for primary coverage, covering the Trust in accordance with the requirements of Rule 17g-1 promulgated under Section 17(g) of the Investment Company Act of 1940 as amended, is reasonable in the amount, type, form and coverage as presented and is approved; and

FURTHER RESOVLED, that the President of the Trust is designated as the person who shall execute the Fidelity Bond on behalf of the trust and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of this 8th day of March 2019.

/s/ J.G. Lallande

J.G. Lallande

Assistant Secretary